SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-38866

Tufin Software Technologies Ltd.
(Translation of registrant’s name into English)

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

               Tufin Software Technologies Ltd. (the “Company”) hereby furnishes the following documents:

(i)
proxy statement with respect to the Company’s special general meeting of shareholders (the “Meeting”) to be held at 6:00 p.m. (Israel time), on July 15, 2019, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	a proxy card for use in connection with the Meeting.

The proxy statement is furnished with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1 and the proxy card is furnished with this Form 6-K as Exhibit 99.2.

Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-231985).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

Date: June 19, 2019	By:	/s/ Rouven Kitov
Name: Rouven Kitov
Title: CEO & Chairman of the Board of Directors

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EXHIBIT INDEX

Exhibit	Description

99.1	Notice and proxy statement for the special general meeting of shareholders of the Company to be held on July 15, 2019.
99.2	Proxy card for the special general meeting of shareholders of the Company to be held on July 15, 2019.

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